Filed Pursuant to Rule 424(b)(3)

File Number 333-115702

Prospectus

INTERNET CAPITAL GROUP, INC.

5% Senior Convertible Notes due 2009

and 10,881,438 shares of common stock issuable upon conversion of and in payment of interest on the convertible notes

The selling securityholders and their transferees, pledgees, donees or other successors in interest identified under the heading “Selling Securityholders” may offer and sell up to $60,000,000 aggregate principal amount of 5% senior convertible notes due 2009 (each a “Note” and, collectively, the “Notes”) as well as up to 10,881,438 shares of common stock consisting of 6,587,621 shares that may be issued upon the conversion of the Notes at a conversion price of $9.108 per share and 3,293,811 shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions (collectively, the “Conversion Shares”) and 1,000,006 shares issuable in payment of interest on the Notes (the “Interest Shares” and, together with the Conversion Shares, the “Shares”). In May 2004, we sold the Notes to the selling securityholders in a private placement. We will not receive any of the proceeds from the sale of the Notes or the Shares by the selling securityholders. The selling securityholders may, but are not obligated to, sell their Notes or Shares in a number of different ways and at varying prices. See “Plan of Distribution” for a discussion of how the selling securityholders may dispose of the Shares covered by this prospectus.

Our common stock is quoted in the Nasdaq SmallCap Market under the symbol “ICGE.” On July 23, 2004, the last reported closing price of our common stock was $5.32 per share.

Sales of the Notes or Shares using this prospectus may be made directly to purchasers or through one or more underwriters, broker-dealers or agents.

The Notes are not listed on any securities exchange or included in any automated quotation system.

You should read this prospectus carefully before you invest. Please refer to “ Risk Factors” on page 3 of this prospectus for a discussion of the material risks involved in investing in the shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2004.

ABOUT THIS PROSPECTUS

This prospectus contains information about us and our shares of common stock being offered by this prospectus. In addition, as described below in the section entitled “Where You Can Find More Information,” we have filed and plan to continue filing other documents with the SEC that contain information about us and our common stock. These other documents are incorporated by reference in this prospectus. Before you decide to invest in common stock being offered by this prospectus, you should read this prospectus and the other documents we file with the SEC.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely upon it. The selling securityholders are offering to sell these securities only in jurisdictions where the offer and sale are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our financial condition, results of operations or prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Forward-looking statements made with respect to our financial condition and results of operations and business in this prospectus and those made from time to time by us through our senior management are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and projections about future events but are subject to known and unknown risks, uncertainties and assumptions about us and our partner companies that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

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Factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those anticipated in forward-looking statements include, but are not limited to, factors discussed elsewhere in this prospectus including among other things:

•	development of the e-commerce and information technology markets;

•	capital spending by enterprises and customers;

•	our partner companies’ ability to compete successfully against competitors;

•	our ability to maximize value in connection with divestitures;

•	our ability to retain key personnel;

•	our ability to effectively manage existing capital resources;

•	our ability and our partner companies’ ability to access the capital markets; and

•	our outstanding indebtedness.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue” or the negative of such terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Our business involves a number of risks, some of which are beyond our control. You should carefully consider each of the risks and uncertainties we describe herein and all of the other information in this prospectus before deciding to invest in our shares. The risks and uncertainties we describe herein are not the only ones we face. Additional risks and uncertainties that we do not currently know or that we currently believe to be immaterial may also adversely affect our business.

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SUMMARY

The following summary may not contain all the information that may be important to you. You should carefully read the entire prospectus and the documents incorporated by reference into this prospectus, especially the risks discussed under “Risk Factors,” before making an investment decision. When used in this prospectus, the terms “ICG,” “the Company,” “we,” “our” and “us” refer to Internet Capital Group, Inc. unless otherwise specified.

Internet Capital Group, Inc.

We are an information technology company actively engaged in delivering software solutions and services that are designed to enhance business operations by increasing efficiency, reducing costs and improving sales results. We operate through a network of partner companies that deliver those solutions to customers. To help drive partner company progress, we provide operational assistance, capital support, industry expertise, access to operational best practices, and a strategic network of business relationships. We were formed on March 4, 1996 and are headquartered in Wayne, Pennsylvania.

Although the Company refers to companies in which it has acquired a convertible debt or an equity ownership interest as its “partner companies” and indicates that it has a “partnership” with these companies, it does not act as an agent or legal representative for any of its partner companies, it does not have the power or authority to legally bind any of its partner companies and it does not have the types of liabilities in relation to its partner companies that a general partner of a partnership would have.

In the information technology industry, certain terms are often used to describe the nature of a company’s business, including the following terms: internet company, business to business e-commerce, software company, outsourcing, procurement services, supply chain and customer relationship management. These terms apply, in varying degrees, to most of our partner companies. Our partner companies also typically provide customers with systems integration consulting services or stand alone services. For convenience throughout this prospectus, we generally refer to our partner companies’ businesses as software and services.

Our partner companies deliver software and services to help businesses focus on their core competencies. As of March 31, 2004, our partner company network was made up of 29 companies in which we own interests.

With a sharp focus on those companies that we believe have the greatest potential to generate value for ICG stockholders (our “Core” companies), our operating strategy is to build and develop our partner companies by providing them with both human and financial resources. This support leverages the collective knowledge and best practices both within ICG and across our network of partner companies. We use these collective resources to actively support the business strategies, operations and management teams of our partner companies. Our resources include the experience, industry relationships and specific expertise of our management team, our partner companies’ management teams and our Board of Directors.

ICG is a successor to a business originally founded as a Delaware limited liability company under the name Internet Capital Group, L.L.C. As a limited liability company, Internet Capital Group, L.L.C. was treated for income tax purposes as a partnership with taxes on the income generated by Internet Capital Group, L.L.C. paid by its members. Internet Capital Group, L.L.C. merged into Internet Capital Group, Inc. on February 2, 1999 with Internet Capital Group, Inc. surviving (the “Reorganization”). As required by its limited liability company agreement to satisfy the members’ tax liabilities, Internet Capital Group, L.L.C. declared a $10.7 million distribution to its members. Internet Capital Group, Inc. has assumed all liabilities of Internet Capital Group, L.L.C. including the distribution to members of Internet Capital Group, L.L.C. Also as part of the Reorganization, Internet Capital Group, Inc. issued 8,200,554 shares of common stock to the members of Internet Capital Group, L.L.C. The separate existence of Internet Capital Group, L.L.C. ceased in connection with the Reorganization.

Recent Developments

Completion of Reverse Stock Split. On April 23, 2004, our stockholders authorized our Board of Directors to effect a reverse stock split of our common stock within certain guidelines. On April 26, 2004, our Board of Directors authorized a reverse stock split with a ratio of one share of our common stock for every twenty shares of our common stock. The reverse stock split was effective as of the close of trading on May 7, 2004. The reverse stock split reduced the number of shares of our outstanding common stock (and in some cases led to a payment for resulting fractional shares), but did not otherwise modify the terms thereof. Following this reverse stock split, as of May 10, 2004, we had 38,056,600 shares of common stock outstanding, options to purchase 790,663 shares of common stock outstanding and 363,109 shares of common stock reserved for issuance under our 1999 Equity Compensation Plan and certain other similar plans.

Closing of Private Placement. We completed the private placement of $60.0 million principal amount of Notes on May 10, 2004.

Redemption of Notes. On June 24, 2004, we used a portion of the net proceeds of the private placement of the Notes to redeem the remaining $39.1 million aggregate principal amount of 5 1/2% Convertible Subordinated Notes due 2004 issued pursuant to the Indenture, dated as of December 21, 1999, between the Company and Chase Manhattan Trust Company, National Association, as trustee, (the “Existing Notes”).

Corporate Information

Our principal executive offices are located at 690 Lee Road, Suite 310, Wayne, Pennsylvania 19087. Our telephone number is (610) 727-6900. Our website is http://www.internetcapital.com. We do not intend the information found on our website to be a part of this prospectus.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risk factors, together with the other information presented in this prospectus before deciding to invest in our securities. If any of the risks described below materialize, our operating results and financial condition could be adversely affected.

Risks Particular to Internet Capital Group

We may be unable to maintain our listing on the Nasdaq SmallCap Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the Nasdaq SmallCap Market, which has requirements for the continued listing of stock. One of the requirements is that our common stock maintain a minimum bid price of $1.00 per share. If our common stock trades below $1.00 per share or we fail to meet any of the other requirements of the Nasdaq SmallCap Market, our common stock may be delisted from the Nasdaq SmallCap Market. If our common stock is delisted from the Nasdaq SmallCap Market, the trading market for our common stock could decline which could depress our stock price and adversely affect the liquidity of our common stock.

Our outstanding indebtedness could negatively impact our future prospects.

In April 2004, we issued $60.0 million of senior convertible notes due in April 2009 described in this prospectus. This indebtedness may make it more difficult to obtain additional financing and may inhibit our ability to pursue needed or favorable opportunities.

We have had a history of losses and expect continued losses in the foreseeable future.

We have had significant operating losses and, excluding the effect of any future non-operating gains, we expect to continue incurring operating losses in the future. As a result, we may not have sufficient resources to expand or maintain our operations in the future. We can give no assurances as to when or whether we will achieve profitability, and if we ever have profits, we may not be able to sustain them.

Our stock price has been volatile in the past and may continue to be volatile in the future.

Our stock price has historically been volatile. Stock prices of technology companies have generally been volatile as well. This volatility may continue in the future.

The following factors, among others, may add to our common stock price’s volatility:

•	the reverse stock split;

•	our debt obligations;

•	actual or anticipated variations in our quarterly results and those of our partner companies;

•	changes in the market valuations of our partner companies and other technology and internet companies;

•	conditions or trends in the information technology and e-commerce industries;

•	negative public perception of the prospects of information technology companies;

•	changes in our financial estimates and those of our partner companies by securities analysts;

•	new products or services offered by us, our partner companies and their competitors;

•	announcements by our partner companies and their competitors of technological innovations;

•	announcements by us or our partner companies or our competitors of significant acquisitions, strategic partnerships or joint ventures;

•	additional sales of our securities;

•	additions to or departures of our key personnel or key personnel of our partner companies; and

•	general economic conditions, such as a recession or interest rate or currency rate fluctuations, and the reluctance of enterprises to increase spending on new technologies.

Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.

Our business depends upon the performance of our partner companies, which is uncertain.

If our partner companies do not succeed, the value of our assets and the price of our common stock may decline. Economic, governmental, industry and company factors outside our control affect each of our partner companies. The material risks relating to our partner companies include:

•	fluctuations in the market price of the common stock of Blackboard, Inc., Verticalnet, Inc. and Universal Access Global Holdings Inc., our publicly-traded partner companies, and other future publicly-traded partner companies, which are likely to affect the price of our common stock;

•	many of our partner companies have limited operating histories, have not yet attained significant revenues and are operating at or near break-even and may not achieve profitability in the future;

•	lack of the widespread commercial use of the internet, decreased spending on information technology software and services and elongated sales cycles which may prevent our partner companies from succeeding;

•	intensifying competition for the products and services our partner companies offer, which could lead to the failure of some of our partner companies; and

•	the inability of our partner companies to secure additional financing, which may force some of our partner companies to cease or scale back operations.

Of our $237.8 million in total assets as of March 31, 2004, $55.7 million, or 23.4%, consisted of ownership interests in our private partner companies accounted for under the equity and cost methods of accounting. The carrying value of our partner company ownership interests includes our original acquisition cost, the effect of accounting for certain of our partner companies under the equity method of accounting, the effect of adjustments to our carrying value resulting from certain issuances of equity securities by our partner companies, and the effect of impairment charges recorded for the decrease in value of certain partner companies. The carrying value of our partner companies will be impaired and decrease if one or more of our partner companies do not succeed. This decline would likely affect the price of our common stock. As of March 31, 2004, the value of our publicly-traded partner companies (eMerge Interactive, Inc., Verticalnet, Inc. and Universal Access Global Holdings, Inc.) was $10.6 million and reflected as “Available for Sale Securities” in our financial statements. As of July 20, 2004, the value of our publicly-traded partner companies (Blackboard, Inc., Verticalnet, Inc. and Universal Access Global Holdings, Inc.) was $61.4 million. A decline in the market value of our publicly-traded partner companies will likely cause a decline in the price of our common stock.

Other material risks relating to our partner companies are more fully described below under “Risks Particular to Our Partner Companies.”

Because we have limited resources to dedicate to our partner companies, some of the partner companies may not be able to raise sufficient capital to sustain their operations.

If our partner companies are not able to raise capital from other outside sources, then they may need to cease operations. Our allocation of resources to our partner companies is mostly discretionary. Because our resources and our ability to raise capital are limited, we may not commit to provide our partner companies with sufficient capital resources to allow them to reach a cash flow positive position. We allocate our resources to focus on those partner companies that we believe present the greatest potential to increase stockholder value. We cannot ensure that the companies we identified in this process are those that actually have the greatest value proposition. As a result of our limited resources, we will not allocate capital to all of our existing partner companies. Our decision to not provide additional capital support to some of our partner companies could have a material adverse impact on the operations of such partner companies.

If public and private capital markets are not favorable for the information technology and e-commerce sectors, we may not be able to execute on our strategy.

Our success depends on the acceptance by the public and private capital markets of information technology and e-commerce companies in general, including initial public offerings of those companies. The information technology and e-commerce markets have experienced significant volatility recently and the market for initial public offerings of information technology and e-commerce companies has been generally weak since 2000. If these conditions continue, we may not be able to create stockholder value by taking our partner companies public. In addition, reduced market interest in our industry may reduce the market value of our publicly-traded partner companies.

Fluctuations in our quarterly results may adversely affect our stock price.

We expect that our quarterly results will fluctuate significantly due to many factors, including:

•	the operating results of our partner companies;

•	significant fluctuations in the financial results of information technology and e-commerce companies generally;

•	changes in equity losses or income;

•	the acquisition or divestiture of interests in partner companies;

•	the repurchase, exchange or restructuring of any of our outstanding indebtedness;

•	changes in our methods of accounting for our partner company interests, which may result from changes in our ownership percentages of our partner companies;

•	sales of equity securities by our partner companies, which could cause us to recognize gains or losses under applicable accounting rules;

•	the pace of development or a decline in growth of the information technology and e-commerce markets;

•	competition for the goods and services offered by our partner companies; and

•	our ability to effectively manage our growth and the growth of our partner companies.

If our operating results in one or more quarters do not meet securities analysts’ or investors’ expectations, the price of our common stock could decrease.

The loss of any of our or our partner companies’ executive officers or other key personnel or our or our partner companies’ inability to attract additional key personnel could disrupt our business and operations.

If one or more of our executive officers or key personnel, or our partner companies’ executive officers or key personnel were unable or unwilling to continue in their present positions, or if we or our partner companies were unable to hire qualified personnel, our business and operations could be disrupted and our operating results and financial condition could be seriously harmed. The success of some of our partner companies also depends on their having highly trained technical and marketing personnel. A shortage in the number of trained technical and marketing personnel could limit the ability of our partner companies to increase sales of their existing products and services and launch new product offerings.

Our accounting estimates with respect to the ultimate recoverability of our basis in our partner companies could change materially in the near term.

Our accounting estimates with respect to the useful life and ultimate recoverability of our carrying basis, including goodwill, in our partner companies could change in the near term and the effect of such changes on the financial statements could be significant. In the first quarter of 2000, we announced several significant acquisitions that were financed principally with shares of our stock and based on the price of our stock at that time, were valued in excess of $1.0 billion. Based on our periodic review of our partner company holdings, we have recorded cumulative impairment charges of $1.3 billion to write off certain partner company holdings. As of March 31, 2004, our recorded amount of carrying basis including goodwill was not impaired, although we cannot assure that our future results will confirm this assessment. We performed our annual impairment test during the fourth quarter of 2003. It is possible that a significant write-down or write-off of partner company carrying basis, including goodwill, may be required in the future, or that a significant loss will be recorded in the future upon the sale of a partner company. A write-down or write-off of this type could cause a decline in the price of our common stock.

We may compete with some of our partner companies, and our partner companies may compete with each other, which could deter companies from partnering with us and may limit future business opportunities.

We may compete with our partner companies to acquire interests in information technology and e-commerce companies and our partner companies may compete with each other for information technology e-commerce opportunities. This competition may deter companies from partnering with us and may limit our business opportunities.

Our partner companies could make business decisions that are not in our best interests or that we do not agree with, which could impair the value of our partner company interests.

Although we generally seek a significant equity interest and participation in the management of our partner companies, we may not be able to control significant business decisions of our partner companies. In addition, although we currently own a controlling interest in several of our partner companies, we may not maintain this controlling interest. Equity interests in partner companies in which we lack control or share control involve additional risks that could cause the performance of our interest and our operating results to suffer, including the management of a partner company having economic or business interests or objectives that are different from ours and partner companies not taking our advice with respect to the financial or operating difficulties that they may encounter.

Our inability to prevent dilution of our ownership interests in our partner companies or our inability to otherwise have a controlling influence over the management and operations of our partner companies could have an adverse impact on our status under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Our ability to adequately control our partner companies could also prevent us from assisting them, or could prevent us from liquidating our interest in them at a time or at a price that is favorable to us.

Additionally, our partner companies may not collaborate with each other or act in ways that are consistent with our business strategy. These factors could hamper our ability to maximize returns on our interests and cause us to recognize losses on our interests in partner companies.

Our stakes in some partner companies have been and are likely to be diluted, which could materially reduce the value of our stake in such partner companies.

Since we allocate our financial resources to certain partner companies, our ownership interests in other partner companies have been and are likely to continue to be diluted due to our decision not to participate in financings. This dilution could result in a reduction in the value of our stakes in such partner companies.

Our operations and growth could be impaired by limitations on our and our partner companies’ ability to raise money.

If the capital markets’ interest in our industry is depressed, our ability and the ability of our partner companies to grow and access the capital markets will be impaired. This may require us to take other actions, such as borrowing money on terms that may be unfavorable to us, or divesting of interests in our partner companies to raise capital. While we attempt to operate our business in such a manner so as to be independent from the capital markets, there is no assurance that we will be successful in doing so. Our partner companies are also dependent on the capital markets to raise capital for their own purposes.

Even if a number of our partner companies achieve profitability, we may not be able to extract cash from such companies, which could have a negative impact on our operations.

One of our goals is to help our partner companies achieve profitability. Even if a number of our partner companies do meet such goal, we may not be able to access cash generated by such partner companies to fund our own operations, which could have a negative impact on our operations.

When we divest partner company interests, we may be unable to obtain maximum value for such interests.

When we divest all or part of an interest in a partner company, we may not receive maximum value for our position. We may divest our interests in partner companies to generate cash or for strategic reasons. For partner companies with publicly-traded stock, we may be unable to sell our interest at then-quoted market prices. Because we hold significant stakes of restricted securities in thinly-traded public companies, we may have difficulty selling our interest in such companies and, if we are able to sell our shares, such sales may be subject to volume limitations. Furthermore, for those partner companies that do not have publicly-traded stock, the realizable value of our interests may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements. We continually evaluate the carrying value of our ownership interests in and advances to each of our partner companies for possible impairment based on achievement of business plan objectives and milestones, the value of each ownership interest in the partner company relative to carrying value, the financial condition and prospects of the partner company and other relevant factors. If we are unable to raise capital from other sources, we may be forced to sell our stakes in partner companies at unfavorable prices in order to sustain our operations. Additionally, we may be unable to find buyers for certain of our assets, which could adversely affect our business.

The Companies that we have identified as Core partner companies may not succeed.

We have identified certain partner companies that we believe offer the greatest value proposition as Core partner companies. We cannot ensure that the companies we have identified as Core partner companies are those that actually have the greatest value proposition or are those to which we will continue to allocate capital. Although we have identified certain of our partner companies as Core partner companies, this categorization does not necessarily imply that every one of our Core partner companies is a success at this time or will become successful in the future. There is no guarantee that a Core partner company will remain categorized as Core or that it will be able to successfully continue operations.

We may not be able to increase our ownership stakes in select partner companies.

One of our goals is to increase our ownership in a small group of companies that we believe have major growth opportunities. We may not be able to achieve this goal because of limited resources and/or the unwillingness of other stockholders of such companies to enter into a transaction that would result in an increase in our ownership stake.

We may have to buy, sell or retain assets when we would otherwise choose not to in order to avoid registration under the Investment Company Act, which would impact our investment strategy.

We believe that we are actively engaged in the businesses of information technology and e-commerce through our network of majority-owned subsidiaries and companies that we are considered to “control.” Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company’s voting securities and is the largest stockholder of such company. A company may be required to register as an investment company if more than 45% of its total assets consist of, and more than 45% of its income/loss and revenue attributable to it over the last four quarters is derived from, ownership interests in companies that it does not control. Because many of our partner companies are not majority-owned subsidiaries, and because we own 25% or less of the voting securities of a number of our partner companies, changes in the value of our interests in our partner companies and the income/loss and revenue attributable to our partner companies could subject us to regulation under the Investment Company Act unless we take precautionary steps. For example, in order to avoid having excessive income from “non-controlled” interests, we may not sell minority interests we would otherwise want to sell or we may have to generate non-investment income by selling interests in partner companies that we are considered to control. We may also need to ensure that we retain more than 25% ownership interests in our partner companies after any equity offerings. In addition, we may have to acquire additional income or loss generating majority-owned or controlled interests that we might not otherwise have acquired or may not be able to acquire “non-controlling” interests in companies that we would otherwise want to acquire. It is not feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our strategy of actively managing, operating and promoting collaboration among our network of partner companies. On August 23, 1999, the SEC granted our request for an exemption under Section 3(b)(2) of the Investment Company Act declaring us to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. This exemptive order reduces the risk that we may have to take action to avoid registration as an investment company, but it does not eliminate the risk.

We have implemented certain anti-takeover provisions that could make it more difficult for a third party to acquire us.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation provides that our board of directors may issue preferred stock without stockholder approval and also provides for a staggered board of directors. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. Additionally, we have a Rights Agreement which has the effect of discouraging any person or group from beneficially owning more that 15% of our outstanding common stock unless our board has amended the plan or redeemed the rights. The combination of these provisions may inhibit non-negotiated merger or other business combination.

Risks Particular to Our Partner Companies

Certain of our partner companies have a limited operating history and may never be profitable.

Certain of our partner companies are early-stage companies with limited operating histories, have significant historical losses and may never be profitable. Many of these companies have incurred substantial costs to develop and market their products and expand operations, have incurred net losses and cannot fund their cash needs from operations. Operating expenses of these companies could increase in the foreseeable future as they continue to develop products, increase sales and marketing efforts and expand operations.

Fluctuation in the price of the common stock of our publicly-traded partner companies may affect the price of our common stock.

Blackboard, Verticalnet and Universal Access are our publicly-traded partner companies. Fluctuations in the price of Blackboard’s, Verticalnet’s and Universal Access’ and other future publicly-traded partner companies’ common stock are likely to affect the price of our common stock. The price of our publicly-traded partner companies common stock has been highly volatile. As of July 20, 2004, the market value of the Company’s interest in these publicly-traded partner companies was $61.4 million.

Blackboard’s results of operations, and accordingly the price of its common stock, may be adversely affected by the risk factors disclosed in its SEC filings, including the following factors:

•	uncertainty regarding achieving sustained profitability;

•	uncertainty regarding providing enterprise software applications to the education industry;

•	uncertainty regarding the development and acceptance of online education;

•	inability to cover increasing fixed costs if estimates of future revenue fall short of expectations;

•	uncertainty regarding license renewal rates;

•	uncertainty regarding market acceptance of Blackboard Content System, a new product;

•	inability to rapidly increase revenues given revenue is recognized ratably over terms of agreement from 12-48 months;

•	uncertainty regarding the impact on operating margins given revenue mix;

•	uncertainty regarding product errors or delays;

•	lengthy and unpredictable sales cycle for products;

•	inability to manage expansion of market;

•	uncertainty regarding compatibility of products with third party application; and

•	inability to protect intellectual property rights.

Verticalnet’s results of operations, and accordingly the price of its common stock, may be adversely affected by the risk factors disclosed in its SEC filings, including the following factors:

•	inability to retain key management and experienced software personnel;

•	inability to generate significant revenues from enterprise software licensing and professional services;

•	inability to generate an operating profit;

•	inability to establish brand awareness;

•	inability to acquire additional funding;

•	inability to compete in the market for the products and services it offers;

•	inability to protect intellectual property rights;

•	lengthy sales and implementation cycles for products;

•	dilution of existing shareholders; and

•	uncertainty regarding pending litigation.

Universal Access’ results of operations, and accordingly the price of its common stock, may be adversely affected by the risk factors disclosed in its SEC filings, including the following factors:

•	restrictions on future operating activities and ability to pursue business opportunities in connection with the incurrence of indebtedness;

•	failure of its services to be sufficiently rapid, reliable and cost-effective;

•	unwillingness of clients to outsource the obtaining of circuits;

•	failure to successfully operate a network operations center;

•	inability to implement and maintain its Universal Information Exchange (“UIX”) databases;

•	failure of the market for Universal Transport Exchange (“UTX”) services to grow;

•	inability of clients’ to pay their obligations;

•	inability to obtain additional financing;

•	inability to reduce costs and manage future expansion effectively;

•	inability to retain key personnel and hire additional personnel;

•	dependence on several large clients;

•	inability to develop new service offerings and expand marketing channels;

•	control by a significant stockholder may discourage third party offers to acquire the company;

•	recent reverse stock split may cause a decline in stock price and total market capitalization;

•	inability to provide uninterrupted circuit access;

•	difficult industry conditions;

•	inability to compete due to price compression;

•	compliance with regulatory requirements; and

•	lack of patented technology.

In addition, the report of Universal Access’ independent auditor for the period ended December 31, 2003 indicated that the auditor has substantial doubts about Universal Access’ ability to continue as a going concern.

The success of our partner companies depends on the development of the e-commerce market, which is uncertain.

Some of our partner companies rely on e-commerce markets for the success of their businesses. If widespread commercial use of the internet does not develop, or if the internet does not develop as an effective medium for providing products and services, our partner companies may not succeed.

A number of factors could prevent widespread market acceptance of e-commerce, including the following:

•	the unwillingness of businesses to shift from traditional processes to e-commerce processes;

•	the network necessary for enabling substantial growth in usage of e-commerce may not be adequately developed;

•	increased government regulation or taxation, which may adversely affect the viability of e-commerce;

•	insufficient availability of telecommunication services or changes in telecommunication services which could result in slower response times for the users of e-commerce; and

•	concern and adverse publicity about the security of e-commerce transactions.

Our partner companies may fail if their competitors provide superior technology offerings or continue to have greater resources than our partner companies have.

If our partner companies are unable to compete successfully against their competitors, our partner companies may fail. Competition for information technology and e-commerce products and services is intense. As the markets for information technology and e-commerce grow, we expect that competition will intensify. Barriers to entry are minimal and competitors can offer products and services at a relatively low cost. Our partner companies compete for a share of a customer’s:

•	purchasing budget for information technology and services, materials and supplies with other online providers and traditional distribution channels; and

•	dollars spent on consulting services with many established information systems and management consulting firms.

In addition, some of our partner companies compete to attract and retain a critical mass of buyers and sellers. Many companies offer competitive solutions that compete with one or more of our partner companies. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our partner companies’ competitors may develop products or services that are superior to, or have greater market acceptance than, the solutions offered by our partner companies.

Many of our partner companies’ competitors have greater brand recognition and greater financial, marketing and other resources than our partner companies. This may place our partner companies at a disadvantage in responding to their competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

Our partner companies may fail to retain significant customers.

During 2003, a partner company’s customer notified such partner company that it was exercising its right to terminate its arrangement to purchase services from such partner company effective January 1, 2004. This customer may compete with this partner company in the future. Approximately 17% of our consolidated company revenue for the year ended December 31, 2003, related to such customer. If our partner companies are not able to retain significant customers, such partner companies’ and our results of operations and financial position could be adversely affected.

The inability of our partner companies’ customers to pay their obligations to them in a timely manner, if at all, could have an adverse affect on our partner companies.

Some of the customers of our partner companies may have inadequate financial resources to meet all their obligations. If one or more significant customers are unable to pay amounts owed to a partner company, such partner company’s results of operations and financial condition could be adversely affected.

Some of our partner companies may be unable to protect their proprietary rights and may infringe on the proprietary rights of others.

The complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of our partner companies and the demands of quick delivery of products and services to market, create the risk that our partner companies will be unable to protect their proprietary rights. Further, the nature of internet business demands that considerable detail about their innovative processes and techniques be exposed to competitors, because it must be presented on the websites in order to attract clients. Some of our partner companies also license content from third parties, and it is possible that they could become subject to infringement actions based upon the content licensed from those third parties. Our partner companies generally obtain representations as to the origin and ownership of such licensed content. However, these representations may not adequately protect them. Any claims against our partner companies’ proprietary rights, with or without merit, could subject our partner companies to costly litigation and the diversion of their technical and management personnel. If our partner companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our partner companies will increase and their profits, if any, will decrease.

Government regulation of the internet and e-commerce may harm our partner companies’ businesses.

Government regulation of the internet and e-commerce is evolving and unfavorable changes could harm our partner companies’ business. Our partner companies are subject to general business regulations and laws specifically governing the internet and e-commerce. Such existing and future laws and regulations may impede the growth of the internet or other online services. These regulations and laws may cover taxation, user privacy, pricing content, copyrights, distribution, electronic contracts, consumer protection, the provision of online payment services, broadband residential internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our partner companies’ business.

Our partner companies that publish or distribute content over the internet may be subject to legal liability.

Some of our partner companies may be subject to legal claims relating to the content on their websites, or the downloading and distribution of this content. Claims could involve matters such as defamation, invasion of privacy and copyright infringement. Providers of internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided by our partner companies on their websites is drawn from data compiled by other parties, including governmental and commercial sources. The data may have errors. If any of our partner companies’ website content is improperly used or if any of our partner companies supply incorrect information, it could result in unexpected liability. Any of our partner companies that incur this type of unexpected liability may not have insurance to cover the claim or its insurance may not provide sufficient coverage. If our partner companies incur substantial cost because of this type of unexpected liability, the expenses incurred by our partner companies will increase and their profits, if any, will decrease.

Our partner companies’ computer and communications systems may fail, which may discourage parties from using our partner companies’ systems.

Some of our partner companies’ businesses depend on the efficient and uninterrupted operation of their computer and communications hardware systems. Any system interruptions that cause our partner companies’ websites to be unavailable to web browsers may reduce the attractiveness of our partner companies’ websites to third parties. If third parties are unwilling to use our partner companies’ websites, our business, financial condition and operating results could be adversely affected. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.

Our partner companies’ businesses may be disrupted if they are unable to upgrade their systems to meet increased demand.

Capacity limits on some of our partner companies’ technology, transaction processing systems and network hardware and software may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use. As traffic on our partner companies’ websites continues to increase, they must expand and upgrade their technology, transaction processing systems and network hardware and software. Our partner companies may be unable to accurately project the rate of increase in use of their websites. In addition, our partner companies may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their websites. If our partner companies are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our partner companies may be disrupted.

Our partner companies may be unable to acquire or maintain easily identifiable website addresses or prevent third parties from acquiring website addresses similar to theirs.

Some of our partner companies hold various website addresses relating to their brands. These partner companies may not be able to prevent third parties from acquiring website addresses that are similar to their addresses, which could adversely affect the use by businesses of our partner companies’ websites. In these instances, our partner companies may not grow as we expect. The acquisition and maintenance of website addresses generally is regulated by governmental agencies and their designees. The regulation of website addresses in the United States and in foreign countries is subject to change. As a result, our partner companies may not be able to acquire or maintain relevant website addresses in all countries where they conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

Risks Related to this Offering

We have a large number of shares of common stock that can be sold in the public market, and future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

A substantial number of shares of our common stock could be sold into the public market in this offering. Applying the assumptions stated in the table below, up to 10,881,438 shares could be offered for sale pursuant to this prospectus, representing approximately 29% of our outstanding common stock as of May 20, 2004.

	Shares that May be Sold
Conversion Shares	9,881,432	(1)
Interest Shares	1,000,006	(2)

Total	10,881,438

(1)	Assumes that we pay all principal on the Notes in common stock and that the conversions of the principal are at the fixed conversion price of $9.108 per share for a total of 6,587,621 shares of common stock issuable upon conversion of the Notes, which number differs from the total number of Conversion Shares we are registering under this registration statement because we are contractually required to register 1.5 times the number of shares issuable upon conversion of the Notes.
(2)	Assumes that we elect to pay a portion of the interest due on the Notes in shares of common stock.

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our ability to obtain capital through an offering of equity securities. If we were to offer or sell equity securities after the registration statement of which this prospectus is a part becomes effective, or if any of our officers or other stockholders sold common stock, such offers or sales may put further downward pressure on the market price of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal year ended December 31,
Three Months Ended March 31, 2004	2003	2002	2001	2000		1999
—	—	—	—	6.3	x	15.4	x

For the purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss before income taxes plus fixed charges. Fixed charges consist of interest expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $123.2 million for the three months ended March 31, 2004, $123.7 million for the fiscal year ended December 31, 2003, $36.5 million for the fiscal year ended December 31, 2002 and $1.4 billion for the fiscal year ended December 31, 2001.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Notes or the Shares offered for sale in this prospectus by the selling securityholders. The selling securityholders will receive all of the net proceeds from these sales.

SELLING SECURITYHOLDERS

The shares of common stock being offered by the selling securityholders are issuable upon conversion of the Notes and as interest on the Notes. For additional information regarding the Notes, see “Description of the Notes” below. We are registering the Notes and Shares in order to permit the selling securityholders to offer the Notes and/or the Shares for resale from time to time. Except for the ownership of the Notes and the purchase of securities from the Company on April 8, 2004, the selling securityholders have not had any material relationship with us within the past three years.

The table below lists the selling securityholders and other information regarding the beneficial ownership of the Notes and the Shares by each of the selling securityholders. The second column lists the aggregate principal amount of Notes held by each selling securityholder. The third column lists the aggregate principal amount of Notes being offered by this prospectus by the selling securityholders. The fourth column lists the number of Shares beneficially owned by each selling securityholder, based on its ownership of the Notes, as of May 14, 2004, assuming conversion of all Notes held by the selling securityholders on that date, without regard to any limitations on conversions or exercise, and also including the number of shares of common stock otherwise beneficially owned by each selling securityholder. The fifth column lists the Shares being offered by this prospectus by the selling securityholders.

In accordance with the terms of a Registration Rights Agreements, dated as of April 8, 2004, by and among us and the holders of the Notes listed therein (the “Registration Rights Agreement”), this prospectus generally covers the resale of all of the Notes, Conversion Shares (assuming that the Notes are convertible at the conversion price and without taking into account any limitations on the conversion of the Notes set forth in the Notes) and the maximum number of Interest Shares that may be issued assuming no conversions or redemptions prior to the maturity date of the Notes, in each case as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Notes and the interest payable on the Notes may be adjusted, the number of Shares that will actually be issued may be more or less than the number of Shares being offered by this prospectus. The sixth column assumes the sale of all of the Shares offered by the selling securityholders pursuant to this prospectus.

The selling securityholders may sell all, some or none of their Shares in this offering. See “Plan of Distribution.”

Name of Selling Securityholder	Aggregate Principal Amount of Convertible Notes Owned Prior to Offering	Maximum Principal Amount of Convertible Notes to be Sold pursuant to this Prospectus	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering (and % of outstanding common stock)
Bear Stearns Securities Corp. Custodian for Jeffrey Thorp IRA Rollover(1)	$7,000,000	$7,000,000	768,556	885,223	0	(0)
Cohanzick Absolute Return Master Fund, Ltd.(2)	$201,000	$201,000	22,069	25,419	0	(0)
Cohanzick Credit Opportunities Fund, Ltd.(3)	$3,400,000	$3,400,000	373,299	429,966	0	(0)
Cohanzick High Yield Partners, L.P.(4)	$2,500,000	$2,500,000	274,484	316,151	0	(0)
Gabriel Capital, L.P.(5)	$3,900,000	$3,900,000	466,945	493,195	38,750	(*)
Guggenheim Portfolio Company X, LLC	$1,309,000	$1,309,000	143,720	165,537	0	(0)
JMB Capital Partners, LP(6)	$5,000,000	$5,000,000	548,968	632,302	0	(0)
JMG Capital Partners, LP(7)	$2,500,000	$2,500,000	299,159	316,151	24,675	(*)
JMG Triton Offshore Fund, Ltd(8)	$2,500,000	$2,500,000	299,159	316,151	24,675	(*)
Langley Partners, LP(9)	$3,000,000	$3,000,000	329,381	379,381	0	(0)
Manchester Securities Corporation(10)	$3,500,000	$3,500,000	384,278	442,612	0	(0)
Mason Capital, LP	$5,070,000	$5,070,000	556,654	641,154	0	(0)
Mason Capital, Ltd	$8,620,000	$8,620,000	946,421	1,090,088	0	(0)
Northwood Capital Partners LP(11)	$1,000,000	$1,000,000	159,794	126,461	50,000	(*)
Portside Growth and Opportunity Fund(12)	$2,500,000	$2,500,000	474,484	316,151	200,000	(*)
RCG Carpathia Master Fund, Ltd.(13)	$1,000,000	$1,000,000	134,794	126,461	25,000	(*)
Scoggin Capital Management, LP II(14)	$1,000,000	$1,000,000	109,794	126,461	0	(0)
Scoggin International Fund, Ltd.(15)	$1,000,000	$1,000,000	109,794	126,461	0	(0)
Topaz Partners LP(16)	$5,000,000	$5,000,000	548,968	632,302	0	(0)

*	less than 1%.
(1)	Jeffrey Thorp may be deemed to beneficially own the shares of our common stock owned by Bear Stearns Securities Corp. as Custodian for Jeffrey Thorp IRA Rollover.
(2)	Cohanzick Offshore Advisors, L.P. serves as the investment manager to Cohanzick Absolute Return Master Fund, Ltd. and David K. Sherman controls Cohanzick Offshore Advisors L.P. Cohanzick Offshore Advisors, LP and David K. Sherman may be deemed to beneficially own the securities held by Cohanzick Absolute Return Master Fund, Ltd.

(3)	Cohanzick Offshore Advisors, L.P. serves as the investment manager to Cohanzick Credit Opportunities Fund, Ltd. and David K. Sherman controls Cohanzick Offshore Advisors L.P. Cohanzick Offshore Advisors, LP and David K. Sherman may be deemed to beneficially own the securities held by Cohanzick Credit Opportunities Fund, Ltd.
(4)	Cohanzick High Yield Capital, L.P. is the general partner of Cohanzick High Yield Partners, L.P.; Sunnyside, L.L.C. is the general partner of Cohanzick High Yield Capital, L.P.; and David K. Sherman is the managing member of Sunnyside, L.L.C. Each of Cohanzick High Yield Capital, L.P., Sunnyside L.L.C. and David K. Sherman may be deemed to beneficially own the securities held by Cohanzick High Yield Partners, L.P.
(5)	J. Ezra Merkin is the sole general partner of Gabriel Capital L.P. J. Ezra Merkin may be deemed to beneficially own the securities held by Gabriel Capital L.P.
(6)	Smithwood, LLC is the general partner of JMB Capital Partners, LP, and Jonathan Brooks is the sole managing member of Smithwood, LLC. Each of Smithwood, LLC and Jonathan Brooks may be deemed to beneficially own the shares of our common stock owned by JMB Capital Partners, LP.
(7)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “JMG Partners Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The JMG Partners Manager has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the JMG Partners Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.
(8)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Fund Manager”). The Fund Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Fund Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”) and Asset Alliance Holding Corp., a Delaware Company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.
(9)	Langley Capital, LLC is the general partner of Langley Partners, L.P., and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the shares of our common stock owned by Langley Partners, L.P.
(10)	Manchester Securities Corporation is a wholly-owned subsidiary of Elliott Associates, L.P. The general partners of Elliott Associates, L.P. are Paul E. Singer and one entity controlled by him.
(11)	Robert A. Berlacher is the sole managing member of the investment advisor of Northwood Capital Partners LP. Robert A. Berlacher holds sole voting and dispositive power for all securities held by Cabernet Partners, LP, Chardonnay Partners, LP, Lancaster Investment Partners, LP and VFT Special Ventures LP. Robert A. Berlacher shares discretionary and voting authority for (but has no beneficial ownership in) all securities held by Insignia Partners LP.
(12)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment advisor of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(13)

Ramius Capital Group, LLC (“Ramius Capital”) is the investment advisor of RCG Carpathia Master Fund, Ltd. (“Carpathia”) and consequently has voting control and investment discretion over securities held by Carpathia. Ramius Capital disclaims beneficial ownership of the shares held by Carpathia. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of

C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(14)	S&E Partners, LP is the general partner of Scoggin Capital Management, LP II. Scoggin, Inc. is the general partner of S&E Partners, LP. Craig Effron and Curtis Schenker control Scoggin, Inc. S&E Partners, LP, Scoggin, Inc., Craig Effron and Curtis Schenker may be deemed to beneficially own the securities held by Scoggin Capital Management, LP II.
(15)	Scoggin, LLC serves as the trading advisor to Scoggin International Fund, Ltd. and Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC. Scoggin, LLC, Craig Effron and Curtis Schenker may be deemed to beneficially own the securities held by Scoggin International Fund, Ltd.
(16)	Topaz Partners LP has identified Jeremy Garber as a natural person with control over Topaz Partners LP c/o Jemmco Capital Corp.

PLAN OF DISTRIBUTION

We are registering the Notes and the Shares to permit the resale of these Notes and these Shares by the holders of the Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the Notes or the Shares. We will bear all fees and expenses incident to our obligation to register the Notes and the Shares.

The selling securityholders may sell all or a portion of the Notes and Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Notes or the Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Notes and the Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which the broker-dealer will attempt to sell the Notes and the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; privately negotiated transactions; short sales; pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”); broker-dealers may agree with the selling securityholders to sell a specified amount of Notes or a specified number of such Shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling Notes or Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the Notes or Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Notes or the Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Notes and the Shares in the course of hedging in positions they assume. The selling securityholders may also sell Notes or Shares short and deliver Notes or Shares covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge the Notes or Shares to broker-dealers that in turn may sell such Notes or Shares.

The selling securityholders may pledge or grant a security interest in some or all of the Notes or Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Notes or the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the Notes or the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the Notes or the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Notes or the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Notes or

Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Notes or the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Notes or the Shares may not be sold unless such Notes or Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the Notes or Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any Notes or any of the Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Notes or the Shares to engage in market-making activities with respect to the Notes or Shares. All of the foregoing may affect the marketability of the Notes or Shares and the ability of any person or entity to engage in market-making activities with respect to the Notes or Shares.

We will pay all expenses of the registration of the Notes and the Shares pursuant to the Registration Rights Agreement, estimated to be $67,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling securityholders will be entitled to contribution. We will be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the Notes or the Shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CONVERTIBLE NOTES

We issued the Notes pursuant to a Securities Purchase Agreement, dated as of March 31, 2004, by and among us and the holders of the Notes listed in “Selling Securityholders” above (the “Securities Purchase Agreement”). The Notes were issued at a purchase price of $1.00 for each $1.00 of principal amount of Notes being purchased by each such buyer, for an aggregate purchase price of $60,000,000. The following summarizes some, but not all, of the terms of the Notes. We urge you to read the Form of Senior Convertible Note because the Notes, and not this description, define the rights of the securityholders. The Form of Senior Convertible Note is incorporated by reference to Exhibit 10.2 to the Form 8-K filed by us on April 1, 2004. A copy of the Form of Senior Convertible Note is also available upon request.

General

The Notes are senior obligations of ICG and are senior in right of payment as described in “—Rank.” The Notes are convertible into ICG common stock as described under “—Conversion of Notes.” The Notes are limited to $60,000,000 aggregate principal amount.

The Notes bear interest at the rate of 5% per annum, payable semi-annually beginning with the six-month anniversary of the issuance of the Notes. Interest on the Notes is payable in cash or, at our option, so long as certain conditions are satisfied, in shares of our common stock. Interest to be paid in shares of common stock is payable in a number of shares of common stock equal to the quotient of (x) the amount of interest payable on such interest date and (y) the interest conversion price then in effect, which interest conversion price, with respect to any interest date, is equal to 85% of the arithmetic average of the dollar volume-weighted average price of the common stock on each of the 10 consecutive trading days immediately preceding the trading day immediately prior to the applicable interest date, as adjusted for any stock split, dividend or combination or other similar transaction during such period. The interest rate increases to 10% upon the occurrence of an event of default (as defined below) or in the event of certain failures of our common stock to be listed on the New York Stock Exchange Inc., the Nasdaq National Market, the Nasdaq SmallCap Market or the American Stock Exchange (each an “Eligible Market”) for a certain amount of time and remains at the increased rate until such default is cured. Default interest must be paid in cash and cannot be paid in shares of common stock.

The Notes will mature on April 8, 2009, unless earlier converted or redeemed. The maturity date may be extended at the option of the securityholder if an event of default has occurred and is continuing or any event has occurred or is continuing which with the passage of time and the failure to cure would result in an event of default, provided that no such extension shall be further than July 7, 2009. The maturity date may also be extended at the option of the securityholder through the date that is 10 days after the earlier of (x) the consummation of a publicly-announced change of control (as defined below) or delivery by us of a change of control notice prior to the maturity date or (y) the delivery by us of notice of abandonment or termination of such change of control.

Conversion of Notes

The Notes are convertible at the option of the securityholder, at any time, in whole or in part, into shares of common stock at a conversion price equal to $9.108, subject to anti-dilution protection for specified events, including certain issuances of common stock by us. We will incur certain penalties for failure to timely convert a Note.

Limitations on Conversion of Notes and Payment of Interest Shares

We are limited in our ability to effect any conversion of a Note and or pay interest to a holder of a Note in common stock, and the holder of a Note is limited in his or her ability to convert any portion of such Note, to the extent that, after giving effect to such conversion or payment, the holder of the Note (together with the holder’s affiliates) would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such conversion or payment.

We are not obligated to issue any shares of common stock as interest upon a Note or upon conversion of a Note if the issuance of such shares of common stock would exceed a maximum issuance amount equal to (x) the number of shares of common stock which we may issue in connection with the Notes without breaching our obligations under the rules or regulations of the applicable Eligible Market, including, without limitation, NASD Rule 4350(i)(1)(D) and NASD Rule 4350(i)(B), if applicable, minus (y) the sum of (i) the number of shares of common stock previously issued in connection with any Notes that should be included under the rules or regulations of the Nasdaq SmallCap Market in the calculation of this amount, (ii) the number of shares of common stock issuable upon conversion of any Notes then outstanding at the conversion price then in effect that should be included under the rules or regulations of the Nasdaq SmallCap Market in the calculation of this amount and (iii) the number of shares of common stock previously issued as payment of interest in connection with any of the Notes. The issuance limitation described in this paragraph shall not apply in the event that we obtain the approval of our stockholders for issuances of common stock in excess of the maximum issuance amount. Until such approval is obtained, no holder of a Note shall be issued, upon conversion of such Note, shares of common stock in an amount greater than such holder’s pro rata share of the maximum issuance amount.

We must use our reasonable best efforts to provide each stockholder entitled to vote at the first meeting of our stockholders held after our 2004 annual meeting of stockholders, a proxy statement soliciting each such stockholder’s affirmative vote for approval of our issuance of the Notes and the Shares in accordance with applicable law and the rules and regulations of the Nasdaq SmallCap Market and we must use our reasonable best efforts to solicit our stockholders’ approval of such issuance of the Notes and the Shares.

Events of Default

Each of the following will constitute an event of default under the Notes:

(1) we are suspended from trading or our common stock fails to be listed on an Eligible Market, except in certain circumstances, for a period of 30 consecutive calendar days; provided that such 30 day period shall be extended to 75 consecutive calendar days if the deficiency causing such suspension or failure can be cured through an action that requires the approval of our stockholders and during such initial 30 day period we agree to seek such approval within the 75 day period; provided, further, that suspension from trading or failure of our common stock to be listed on an Eligible Market shall not be an event of default if, at any time after the date the registration statement covering resale of the Registrable Shares (as described below) is declared effective by the SEC (the “Effectiveness Date”), the closing sale price of our common stock equals or exceeds 150% of $7.5912, subject to adjustments for any stock split, reverse stock split, stock dividend, stock combination or other similar transaction, (the “Market Price”) for any 20 trading days of any 30 consecutive trading days;

(2) we fail to pay principal, interest, late charges or other amounts, if any, when and as due under any Note or related transaction document, which failure continues for a period of at least 30 days;

(3) we fail to issue shares of common stock to which a holder of a Note is entitled upon conversion within 3 business days of the conversion date (a “Conversion Failure”) and fail to cure such Conversion Failure by delivery of the required shares of common stock within 10 days after the conversion date or we deliver written notice to any holder of our intention not to comply with a permitted request for conversion of any Note into shares of common stock;

(4) we fail to perform or breach any other covenant required of us in the Notes or related transaction documents if such failure continues for 60 days after written notice is given from the holders of at least 25% in principal amount of the then outstanding Notes;

(5) we default under any bonds, debentures, notes or other evidences of indebtedness for money borrowed by us or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us whether such indebtedness now exists, or is hereafter created, which indebtedness, individually or in the aggregate, has a principal amount outstanding in excess of $6 million, which default results in the acceleration of such debt prior to its express maturity if such indebtedness is not discharged or if such acceleration is not rescinded or annulled within a period of 30 days after written notice is given from the holders of at least 25% in principal amount of the then outstanding Notes;

(6) final judgments aggregating in excess of $6 million (excluding judgments covered by insurance or an indemnity from a credit worthy party so long as we will receive the proceeds of such insurance or indemnity within 60 days of the issuance of such judgment) are rendered against us or any of our wholly-owned subsidiaries and which judgments are not, within a period of 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay;

(7) the determination by the SEC (including, without limitation, a determination by an administrative law judge) that we are an “investment company” within the meaning of the Investment Company Act, unless we have timely appealed such determination (other than a non-administrative appeal) and, after consultation with outside counsel, we have a good faith belief that such appeal is meritorious; provided that it shall be an event of default if we are unsuccessful in such appeal and there are either (x) no further administrative appeals available or (y) after consultation with outside counsel, we do not have a good faith belief that any administrative appeals would be meritorious;

(8) the judgment, determination or finding by a Federal District Court that we are an “investment company” within the meaning of the Investment Company Act unless we have timely appealed such determination and, after consultation with outside counsel, we have a good faith belief that such an appeal is meritorious; provided that it shall be an event of default if we are unsuccessful in such appeal regardless of the availability of additional appeals; and

(9) certain events in connection with the bankruptcy, insolvency or reorganization of us or any of our wholly-owned subsidiaries.

At any time after the earlier of the holder of a Note’s receipt of written notice from us of the occurrence of an event of default or such holder becoming aware of an event of default, the holder may require us to redeem all or any portion of such holder’s Note at a redemption price equal to the principal to be redeemed, the amount of all accrued and unpaid interest on the Note and the amount of all unpaid late charges (the “Redemption Price”). Notwithstanding the foregoing, in the case of an event of default under (1), (3), (4), (5) or (6), we are not required to redeem unless the holders of at least 25% in principal amount of the then outstanding Notes have provided written notice to us to redeem all or a portion of the Notes.

Rights upon a Change of Control

At any time during the period beginning after the receipt by the holder of a Note of a change of control notice from us and ending on the date of the consummation of such change of control (or, in the event a change of control notice is not delivered at least 10 days prior to a change of control, at any time on or after the date which is 10 days prior to a change of control and ending 10 days after the delivery of a change of control notice), such holder may require us to redeem all or any portion of such holder’s Note by delivering written notice thereof. Such redemption shall be at the Redemption Price. To the extent permitted by applicable law, redemption has priority to payments by us or by the Acquiring Entity (as defined below), as applicable, to our stockholders in connection with such change in control.

Each of the following events shall constitute a change of control:

(1) the consolidation, merger or other business combination (including, without limitation, a reorganization or recapitalization) of the Company with or into another person (other than (x) a consolidation, merger or other business combination (including, without limitation, reorganization or recapitalization) in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (y) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company;

(2) the sale or transfer of all or substantially all of the Company’s assets; or

(3) a purchase, tender or exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of common stock.

Prior to the consummation of a change of control, we must secure from any person purchasing our assets or common stock or any successor resulting from such change of control (in each case, an “Acquiring Entity”) a written agreement to deliver to each holder of Notes, in exchange for such Notes, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to the Notes, and satisfactory to the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

Company’s Right of Optional Redemption

At any time from and after the later of (x) October 8, 2004 and (y) the Effectiveness Date, if both the condition to optional redemption (as defined below) and the redemption equity conditions (as defined below) are satisfied, we may redeem all (but not less than all) of the Notes at the Redemption Price payable in cash, by delivering written notice thereof. The holders of the Notes may convert the Notes into shares of common stock following the Company’s delivery of a notice of redemption until the Redemption Price is paid in full.

The condition to optional redemption means that on or prior to the date on which the optional redemption is effected, the closing sale price for our common stock shall equal or exceed 175% of the then effective conversion price for any 20 trading days in any 30 consecutive trading day period. The redemption equity conditions mean that each of the following conditions is satisfied: (x) during the period from the date notice of the optional redemption is given to and including the date on which the optional redemption is effected, which date must be at least 30 days later than the date on which notice is given (the “Optional Redemption Period”) the common stock shall be listed on an Eligible Market and delisting or suspension by such market or exchange shall not have been threatened either in writing by such Eligible Market or by falling below for at least the requisite period the applicable minimum listing maintenance requirements of such Eligible Market; (y) during the Optional Redemption Period, either (i) the registration statements required pursuant to the Registration Rights Agreement shall be effective and available for the sale for all of the Registrable Securities (as defined below) in accordance with the terms of the Registration Rights Agreement, or (ii) all shares of common stock issuable upon conversion of the Notes shall be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and (iii) no conversion failures shall have occurred during the Optional Redemption Period.

Certain Restrictions

Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, except for the redemption of the Existing Notes, we may not, directly or indirectly, (x) repurchase (other than the repurchase of shares of common stock from employees in connection with loans made to such employees prior to the date of the issuance of the Notes), redeem, or declare or declare or pay any cash dividend or distribution on the common stock, or (y) distribute any material property or assets of any kind to holders of common stock in respect of the common stock.

Holder Status

A holder of a Note is not entitled to voting rights as the holder of a Note, except as required by law. A holder of a Note shall not be entitled to any rights relating to the common stock issuable upon conversion of the Notes until the holder has converted his or her Note into common stock.

Rank

Obligations under each Note, including payments of principal and interest and other payments due under the Note, (x) rank pari pass with all other Notes, and (y) are senior to all other indebtedness of the Company and its wholly-owned subsidiaries, other than certain permitted senior indebtedness. As of May 20, 2004, the Company did not have any indebtedness which ranks senior in right of payment to the Notes.

So long as any Note is outstanding, we cannot, and we cannot permit any of our wholly-owned subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any indebtedness, other than the indebtedness evidenced by the Notes and certain permitted senior and subordinated indebtedness.

So long as any Note is outstanding, we cannot, and we cannot permit any of our wholly-owned subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by us or any of our wholly-owned subsidiaries other than certain permitted liens.

Modification and Waiver

The affirmative vote of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes is required for any change or amendment to any such Notes; provided that the holder of a Note may waive any term or provision in such holder’s Note without such vote or written consent.

Transfer and Exchange

The Notes and any shares of common stock issuable upon conversion thereof may be offered, sold, assigned or transferred by the holder thereof without our consent, subject to certain restrictions.

We will keep at our principal executive offices a register in which we will record the name and address of the person in whose name the Notes have been issued (including the name and address of each transferee) and the principal amount of Notes held by such person. Upon surrender for transfer of any Note, we will issue and deliver upon the order of the holder a new Note, registered as the holder may request, representing the outstanding principal being transferred, and if less than the entire outstanding principal is being transferred, a new Note to the holder representing the outstanding principal not being transferred.

Replacement of Notes

Upon receipt by us of evidence reasonably satisfactory to us of the loss, theft, destruction or mutilation of a Note, and, in the case of loss, theft or destruction, of an indemnity bond in the principal amount of the Note and an indemnification undertaking by the holder to us, which undertaking shall be reasonably satisfactory to us, and, in the case of mutilation, upon surrender and cancellation of the Note, we will execute and deliver to the holder a new Note representing the outstanding principal.

Registration Rights

We granted registration rights covering the Notes, the shares of common stock issuable upon conversion of the Notes or as interest upon the Notes, and any of our share capital issued or issuable with respect thereto as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes (collectively, the “Registrable Securities”) to the original purchasers of the Notes listed in “Selling Securityholders” above pursuant to the Registration Rights Agreement. Reference is made to the Registration Rights Agreement for a full description of the registration rights that apply to the Notes.

We will pay all registration expenses in connection with the registration, other than underwriting discounts and commissions. We will take such other actions as are specified in the Registration Rights Agreement to facilitate resales of the Registrable Securities by the original holders under the registration statement.

Governing Law

The Notes will be governed by, and construed and enforced in accordance with, the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

LEGAL OPINION

The validity of the securities offered by this prospectus will be passed upon on our behalf by Dechert LLP, Philadelphia, Pennsylvania. Dechert beneficially owns 78 shares of our common stock. Members of and attorneys associated with Dechert who participated in the preparation of this prospectus beneficially own an aggregate of 105,533 shares of our common stock, options exercisable at $28.00 per share to purchase 28,750 shares of our common stock, and options exercisable at $41.80 per share to purchase 14,802 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Internet Capital Group, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the three-year period ended December 31, 2003 contains an explanatory paragraph that describes the Company’s change in its method of accounting for goodwill and accounting for notes receivable from stockholders in 2002 and derivatives in 2001.

The financial statements of Universal Access Global Holdings Inc. incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Universal Access Global Holdings Inc.’s ability to continue as a going concern as described in Note 2 of Universal Access Global Holdings Inc.’s financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC and may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC’s website is http://www.sec.gov.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register with the SEC the Notes and Shares being offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The documents incorporated by reference contain important information about us, our business and our finances.

The documents that we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004 and amended on April 14, 2004 (Commission File No. 000-26929);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 filed with the SEC on May 10, 2004 (Commission File No. 000-26929);

•	Current Reports on Form 8-K filed with the SEC on February 19, 2004, April 1, 2004, April 12, 2004, April 27, 2004, May 6, 2004 and May 11, 2004 (Commission File No. 000-26929); and

•	The description of our common stock contained in the section entitled “Description of Capital Stock” in the registration statement on Form S-1, filed with the SEC on May 11, 1999 (Registration No. 333-78193), as amended, and including any amendment or report filed for the purpose of updating such description.

Any documents that we file pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act after the date of this prospectus but before the end of the selling securityholders’ resale of the securities covered by this prospectus will also be considered to be incorporated by reference.

If you request, either orally or in writing, we will provide you with a free copy of any or all documents which are incorporated by reference into the document. You should address written requests to Suzanne L. Niemeyer, General Counsel, Internet Capital Group, Inc., 690 Lee Road, Suite 310, Wayne, PA 19087, (610) 727-6900.